AMENDMENT TO

INVESTMENT MANAGER SUB-ADVISORY AGREEMENT

THIS AMENDMENT TO INVESTMENT MANAGER SUB-ADVISORY AGREEMENT (the "Amendment"), effective as of the 1st day of September, 2017, is entered into by and between City National Rochdale, LLC (the "Adviser"), a limited liability company organized under the laws of the State of Delaware, and Seix Investment Advisors LLC (the "Investment Manager"), a limited liability company organized under the laws of the State of Delaware, with respect to the Fixed Income Opportunities Fund (the "Fund"), a series of City National Rochdale Funds (the "Trust").

WHEREAS, the Trust and the Adviser have entered into an Amended and Restated Investment Management Agreement dated as of August 27, 2015 (the "Advisory Agreement"), pursuant to which the Adviser has agreed to provide investment advisory services to the various series of the Trust, including the Fund;

WHEREAS, the Adviser and the Investment Manager have entered into an Investment Manager Agreement dated as of June 1, 2017 (the "Prior Agreement"), pursuant to which the Investment Manager has agreed to provide investment sub-advisory services to the Fund;

WHEREAS, pursuant to the Prior Agreement the Investment Manager's fees are paid by the Adviser;

WHEREAS, the parties wish to amend the sub-advisory fee to be paid to the Investment Manager for providing such services to the Fund;

WHEREAS, the implementation of such revisions will constitute only reallocation of sub-advisory fees between the Adviser and the Investment Manager with respect to the Fund, and neither the quantity nor quality of advisory services to be provided by the Adviser or the Investment Manager to the Fund will change in connection with such implementation;

WHEREAS, this Amendment has been approved in accordance with the provisions of the 1940 Act, and the Investment Manager is willing to continue to provide such services upon the terms and conditions herein set forth; and

WHEREAS, capitalized terms used in this Amendment but not defined in this Amendment shall have the meanings ascribed to them in the Prior Agreement;

NOW, THEREFORE, in consideration of the covenants and mutual promises herein set forth, the parties hereto, intending to be legally bound hereby, mutually agree as follows:

1.	Section 4.1. Section 4.1 of the Prior Agreement is deleted and replaced in its entirety by the following:

"For the services to be rendered as provided herein, the Adviser shall pay to the Investment Manager for each month of the Fund's fiscal year on the last day of each such month a fee based upon the average daily net assets of the Account, as determined pursuant to the Fund's Registration Statement, at the following annual rate as a percentage of the Account's average daily net assets:

40 basis points (0.40%) on the first $250 million

37 basis points (0.37%) on the next $250 million

35 basis points (0.35%) on the next $500 million

30 basis points (0.30%) on any assets over $1 million"

2.	Ratification of Amendment. Except as expressly amended and provided herein, all of the terms and conditions and provisions of the Prior Agreement shall continue in full force and effect.

3.	Counterparts. This Amendment shall become binding when any one or more counterparts hereof individually or taken together, shall bear the original or facsimile signature of each of the parties hereto. This Amendment may be executed in any number of counterparts, each of which shall be an original against any party whose signature appears thereon, but all of which together shall constitute but one and the same instrument.

***Signature Page Follows***

IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first written above.

CITY NATIONAL ROCHDALE, LLC		SEIX INVESTMENT ADVISORS LLC

By:		By:
Name:	Kurt Hawkesworth	Name:	S. Elizabeth McCracken
Title:	Chief Operating Officer	Title:	Managing Director, Administration